Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Fourth Quarter and Full-Year 2013 Financial and Operating Results

All amounts are in US dollars
Quebec City, Canada, March 20, 2014 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology, today reported financial and operating results as at and for the fourth quarter and the year ended December 31, 2013.
Revenues for the year ended December 31, 2013 were $6.2 million compared to $2.1 million for the same period in 2012. This increase is attributable to the accelerated recognition of deferred revenues.
Research and development ("R&D") costs, net of refundable tax credits and grants, for the three-month period ended December 31, 2013 were fairly stable at $5.3 million, compared to $5.5 million for the same period in 2012. R&D costs, net of refundable tax credits and grants, for the year ended December 31, 2013 were $21.3 million, compared to $20.6 million for the same period in 2012.
Net loss for the three-month period ended December 31, 2013 was $8.2 million, or $0.22 per basic and diluted share, compared to $6.9 million, or $0.29 per basic and diluted share, for the same period in 2012. Net income for the year ended December 31, 2013 was $6.8 million, or $0.24 per basic and diluted share, compared to a net loss of $20.4 million, or $1.03 per basic and diluted share, for the same period in 2012. The comparative quarter-over-quarter increase in net loss is mainly due to increased finance costs (primarily related to the change in fair value of warrant liability), partially offset by higher net income from discontinued operations (related to Cetrotide® manufacturing activities and the recognition of related deferred revenues) and lower operating expenses. The comparative year-over-year decrease in net loss is mainly due to higher net income from discontinued operations and higher revenues, partially compensated by higher operating costs and lower finance income.
Cash and cash equivalents totalled $43.2 million as at December 31, 2013, compared to $39.5 million as at December 31, 2012. In January 2014, subsequent to year-end, the Company completed a public offering of 11.0 million units, generating net proceeds of approximately $12.2 million.
Juergen Ernst, Chairman of the Board, commented, "2013 and the first few months of 2014 have been an important period of transition for the Company, as we appointed a new President and Chief Executive Officer and made other significant organizational changes, resulting in a strong team dedicated to the success of this Company."

Aeterna Zentaris

David Dodd, Aeterna Zentaris President and CEO, commented, "Over the last twelve months, we made great strides in the transition toward becoming an operating biopharmaceutical company, filing the NDA for MACRILEN™ for the evaluation of AGHD and initiating patient recruitment for the pivotal ZoptEC Phase 3 trial in endometrial cancer with zoptarelin doxorubicin. We also significantly improved our financial position in order to secure the necessary funds needed to pursue these two major programs. Over the course of this year, our primary focus will be on finalizing our pre-launch activities for MACRILEN™, and completing initiation of all clinical sites for our ZoptEC Phase 3 trial, while we continue to aggressively pursue opportunities to in-license, acquire and/or promote existing commercial products in order to more quickly transform Aeterna Zentaris into a successful commercial organization. All of us within the Company are highly focused on achieving such a transition."
Pipeline Highlights
MACRILEN™ (macimorelin)

▪
New Drug Application ("NDA") accepted for filing by the U.S. Food and Drug Administration ("FDA") with a Prescription Drug User Fee Act date of November 5, 2014. Currently under review, the NDA seeks approval for the commercialization of MACRILEN™ as the first available oral product indicated for the evaluation of Adult Growth Hormone Deficiency ("AGHD").

Zoptarelin Doxorubicin

▪
Agreement reached with the FDA on a Special Protocol Assessment for the Phase 3 ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) trial in women with locally advanced, recurrent or metastatic endometrial cancer. The proposed trial protocol design, clinical end-points and planned analysis will therefore be acceptable to support regulatory submission.

▪
Signing of a co-development and profit sharing agreement with Ergomed Clinical Research Ltd. ("Ergomed") as the contract clinical development organization for the current Phase 3 ZoptEC trial. Ergomed has agreed to assume 30% (up to $10 million) of the clinical and regulatory costs for this trial. In turn, Ergomed will receive single digit percentage of future net income from the product in the endometrial cancer indication, up to a pre-specified amount.

▪	Initiation of patient recruitment for the Phase 3 ZoptEC trial. There are currently over 90 sites actively recruiting patients across 16 countries.
CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Friday, March 21, 2014, to discuss the 2013 fourth quarter and full year results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "Newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year 2013, as well as the Company's consolidated financial statements, can be found at www.aezsinc.com in the "Investors" section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds at various stages of development. For more information, visit www.aezsinc.com.

Aeterna Zentaris

Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward‑looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com
Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Aeterna Zentaris

Consolidated Statements of Comprehensive Income (Loss)

	Three-month periods ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2013	2012	2013	2012	2011
	$	$	$	$	$
Revenues
Sales	—	—	96	834	250
License fees and other	—	281	6,079	1,219	4,455
	—	281	6,175	2,053	4,705
Operating expenses
Cost of sales	—	—	51	591	212
Research and development costs, net of refundable tax credits and grants	5,345	5,523	21,284	20,592	24,245
Selling, general and administrative expenses	2,627	2,877	12,316	10,606	11,955
	7,972	8,400	33,651	31,789	36,412
Loss from operations	(7,972)	(8,119)	(27,476)	(29,736)	(31,707)
Finance income	65	689	1,748	6,974	6,239
Finance costs	(2,689)	(700)	(1,512)	(382)	(8)
Net finance income	(2,624)	(11)	236	6,592	6,231
Loss before income taxes	(10,596)	(8,130)	(27,240)	(23,144)	(25,476)
Income tax expense	—	—	—	—	(1,104)
Net loss from continuing operations	(10,596)	(8,130)	(27,240)	(23,144)	(26,580)
Net income (loss) from discontinued operations	2,353	1,183	34,055	2,732	(487)
Net income (loss)	(8,243)	(6,947)	6,815	(20,412)	(27,067)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	424	(204)	1,073	(504)	(789)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,346	(3,705)	2,346	(3,705)	(1,335)
Comprehensive income (loss)	(5,473)	(10,856)	10,234	(24,621)	(29,191)
Net loss per share (basic and diluted) from continuing operations	(0.28)	(0.34)	(0.92)	(1.17)	(1.69)
Net income (loss) (basic and diluted) from discontinued operations	0.06	0.05	1.16	0.14	(0.03)
Net income (loss) (basic and diluted) per share	(0.22)	(0.29)	0.24	(1.03)	(1.72)
Weighted average number of shares outstanding:
Basic	37,274,129	24,181,462	29,476,455	19,775,073	15,751,331
Diluted	37,274,129	24,181,462	29,476,455	19,806,687	15,751,331

Aeterna Zentaris

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2013	2012
	$	$
Cash and cash equivalents	43,202	39,521
Trade and other receivables and other current assets	2,453	13,780
Restricted cash	865	826
Property, plant and equipment	1,351	2,147
Other non-current assets	11,325	11,391
Total assets	59,196	67,665
Payables and other current liabilities	7,242	10,470
Current portion of deferred revenues	—	5,235
Warrant liability (current and non-current portions)	18,010	6,176
Non-financial non-current liabilities*	16,880	52,479
Total liabilities	42,132	74,360
Shareholders' equity (deficiency)	17,064	(6,695)
Total liabilities and shareholders' equity (deficiency)	59,196	67,665
_________________________

*	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provisions.

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